Exhibit 99.1

BIT Mining Limited Announces Unaudited Financial Results

for the Six Months Ended June 30, 2025

AKRON, Ohio, August 14, 2025/PRNewswire/—BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency infrastructure company, today reported its unaudited financial results for the six months ended June 30, 2025.

On December 9, 2024, the Company completed the first closing of acquisition of cryptocurrency mining data centers and Bitcoin (“BTC”) mining machines in Ethiopia. After the first closing of acquisition, the Company acquired 51% equity interests in a cryptocurrency mining data center in Ethiopia (the “Ethiopia data center”). On July 14, 2025, the Company completed the second closing of the acquisition. In July 2025, the Company announced a strategic shift with its expansion into the Solana ecosystem.

“In the first half of the year, we made steady progress in our operations in Ohio and Ethiopia. As of now, about 75% of the 51-megawatt BTC mining machines purchased by the Company have arrived at the site, with the remaining 25% currently in customs clearance,” remarked by Mr. Bo Yu, the Chairman of the Board and Chief Operating Officer of BIT Mining. “As we deepen our commitment to the Solana ecosystem, the Company has already acquired $7.1 million worth of SOL as part of our treasury reserves and staked the holdings to generate yield. Additionally, our self-operated validator node is now online. Looking ahead, we will continue to strengthen our position in the industry, actively explore new opportunities across the Solana ecosystem, and create long-term value for our shareholders.”

The Six Months Ended June 30, 2025 Highlights for Continuing Operations

•	Revenues were US$11.0 million for the six months ended June 30, 2025, representing a decrease of US$8.4 million from US$19.4 million for the six months ended June 30, 2024.

•	Operating costs and expenses were US$24.5 million for the six months ended June 30, 2025, representing an increase of US$2.7 million from US$21.8 million for the six months ended June 30, 2024.

•	Operating loss was US$13.9 million for the six months ended June 30, 2025, compared with operating loss of US$0.5 million for the six months ended June 30, 2024.

•	Non-GAAP adjusted operating loss[1] was US$13.1 million for the six months ended June 30, 2025, compared with non-GAAP adjusted operating income of US$0.5 million for the six months ended June 30, 2024.

•	Net loss attributable to BIT Mining was US$13.9 million for the six months ended June 30, 2025, compared with net income attributable to BIT Mining of US$0.02 million for the six months ended June 30, 2024.

•	Non-GAAP adjusted net loss[1] attributable to BIT Mining was US$13.1 million for the six months ended June 30, 2025, compared with non-GAAP adjusted net income attributable to BIT Mining of US$0.8 million for the six months ended June 30, 2024.

•	Basic and diluted losses per American Depositary Share (“ADS”)[2] attributable to BIT Mining including from continuing operations and discontinued operations for the six months ended June 30, 2025 were US$0.87.

•	Non-GAAP adjusted basic and diluted losses per ADS1 2 attributable to BIT Mining including from continuing operations and discontinued operations for the six months ended June 30, 2025 were US$0.82.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, gain from short-term investments and changes in fair value of derivative instruments. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

2 American Depositary Shares, which are traded on the NYSE. Each ADS represents one hundred Class A ordinary shares of the Company.

The Six Months Ended June 30, 2025 Financial Results for Continuing Operations

Revenues

Revenues were mainly comprised of US$4.6 million from the self-mining business and US$6.4 million from the data center business.

Self-mining

As of today, the total hash rate capacity of our DOGE/LTC mining machines in operation is approximately 8,149.73 GH/s. For the six months ended June 30, 2025, we produced 10.5 million DOGE and 2,980 LTC from our DOGE/LTC cryptocurrency mining operations and recognized revenue of approximately US$2.9 million.

We made steady operational progress during the first half of 2025 as we refine our infrastructure strategy and remain focused on cost discipline. We are committed to maximizing shareholder value by maintaining our position at the forefront of the evolving digital asset mining landscape while continuing to scale our core BTC operations. As of today, the total hash rate capacity of our BTC mining machines in operation is approximately 347.30 PH/s. For the six months ended June 30, 2025, we produced 17.3 BTC from our BTC cryptocurrency mining operations and recognized revenue of approximately US$1.7 million. Cryptocurrency mining revenue from other cryptocurrencies, such as BEL, JKC, PEP and LKY, totaled approximately US$0.03 million.

Data Center Operation

During the six months ended June 30, 2025, our 82.5 megawatt space (the “82.5 Megawatt Space”) at the Ohio Mining Site recognized approximately $6.4 million in service fee revenue, representing a decrease of US$3.9 million compared with the six months ended June 30, 2024, which was primarily due to discounts applied on hosting fees to retain certain customers.

Overall

Revenues were US$11.0 million for the six months ended June 30, 2025, representing a decrease of US$8.4 million, or 43.3%, from US$19.4 million for the six months ended June 30, 2024. The year-over-year decrease was mainly attributable to (i) higher computing power of the whole network in the six months ended June 30, 2025 compared with the computing power in the six months ended June 30, 2024, resulting in an increased difficulty in cryptocurrency mining activities; (ii) the decline in the price of the DOGE/LTC cryptocurrency from April to May 2025 led to the shutdown of machines; (iii) the maintenance of the machines led to a reduction in the number of machines on the shelves, and (iv) decreased hosting fee in order to retain certain data center customers.

Operating Costs and Expenses

Operating costs and expenses were US$24.5 million for the six months ended June 30, 2025, representing an increase of US$2.7 million, or 12.4%, from US$21.8 million for the six months ended June 30, 2024.

Cost of revenue was US$16.3 million for the six months ended June 30, 2025, representing an increase of US$1.3 million, or 8.7%, from US$15.0 million for the six months ended June 30, 2024. The year-over-year increase was mainly attributable to the increase of US$2.8 million in electricity cost caused by unit electricity price increases, which was offset by decrease of US$1.3 million in hosting fee due to the termination of cooperation between us and a third party data center in Texas. Cost of revenue was comprised of the direct cost of revenue of US$11.0 million and depreciation and amortization expenses of US$5.3 million. The direct cost of revenue mainly included direct costs relating to (i) the cryptocurrency mining business of US$0.01 million, and (ii) the data center business of US$11.0 million.

General and administrative expenses were US$8.2 million for the six months ended June 30, 2025, representing an increase of US$1.5 million, or 22.4%, from US$6.7 million for the six months ended June 30, 2024. The year-over-year increase was mainly attributable to an increase of US$1.6 million in amortization of an intangible asset acquired from the acquisition of the Ethiopia data center.

Other Operating Income

Other operating income was US$3.1 million for the six months ended June 30, 2025, representing a sharp increase of US$3.1 million, from nil for the six months ended June 30, 2024. The sharp year-over-year increase was mainly due to an increase of US$2.7 million in amortization of unfavorable contact liabilities recognized from the acquisition of the Ethiopia data center.

Other Operating Expenses

Other operating expenses were US$1.2 million for the six months ended June 30, 2025, representing an increase of US$1.1 million, from US$0.1 million for the six months ended June 30, 2024. The year-over-year increase was mainly due to an increase of US$1.3 million in cryptocurrency loss due to online scam.

Changes in Fair Value of Cryptocurrency Assets

Changes in fair value of cryptocurrency assets were negative US$2.3 million for the six months ended June 30, 2025, representing a decrease of US$4.3 million, from positive US$2.0 million for the six months ended June 30, 2024. The difference was attributable to the decrease of cryptocurrency prices during the period from January 1, 2025 to June 30, 2025, and an overall increase of cryptocurrency prices during the period from January 1, 2024 to June 30, 2024.

Operating Loss from Continuing Operations

Operating loss from continuing operations was US$13.9 million for the six months ended June 30, 2025, compared with operating loss from continuing operations of US$0.5 million for the six months ended June 30, 2024.

Non-GAAP adjusted operating loss from continuing operations was US$13.1 million for the six months ended June 30, 2025, compared with non-GAAP adjusted operating income from continuing operations of US$0.5 million for the six months ended June 30, 2024. The year-over-year decrease in non-GAAP adjusted operating income from continuing operations was mainly due to (i) the declining from a gross profit of US$4.4 million for the six months ended June 30, 2024 to a gross loss of US$5.3 million for the six months ended June 30, 2025, and (ii) the a negative effect of US$4.3 million in changes in fair value of cryptocurrency assets.

Net (Loss) Income Attributable to BIT Mining including from Continuing Operations and Discontinued Operations

Net loss attributable to BIT Mining was US$13.9 million for the six months ended June 30, 2025, compared with net income attributable to BIT Mining of US$18.9 million for the six months ended June 30, 2024. The year-over-year decrease in net income attributable to BIT Mining was mainly due to (i) a decrease of US$18.7 million in gain on disposal of discontinued operations, net of applicable income taxes, (ii) the declining from a gross profit of US$4.4 million for the six months ended June 30, 2024 to a gross loss of US$5.3 million for the six months ended June 30, 2025, and (iii) a negative effect of US$4.3 million in changes in fair value of cryptocurrency assets.

Non-GAAP adjusted net loss attributable to BIT Mining was US$13.1 million for the six months ended June 30, 2025, compared with non-GAAP adjusted net income attributable to BIT Mining of US$19.7 million for the six months ended June 30, 2024. The year-over-year decrease in non-GAAP adjusted net income attributable to BIT Mining was mainly due to the reasons mentioned above.

Cash and Cash Equivalents

As of June 30, 2025, the Company had cash and cash equivalents of US$1.2 million, compared with cash and cash equivalents of US$1.8 million as of December 31, 2024.

Cryptocurrency Assets

As of June 30, 2025, the Company had cryptocurrency assets of US$3.6 million in aggregate, which comprised of 7.3 BTC, 808 ETH, 1.8 million DOGE, 0.3 million USDT and various other cryptocurrency assets, which were mainly generated from its cryptocurrency mining business.

About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) is a technology-driven cryptocurrency infrastructure company that is strategically transitioning its core business toward Solana ("SOL") treasury operations. Leveraging its deep expertise in blockchain infrastructure, the Company is building an integrated ecosystem centered on SOL staking and ecosystem development. BIT Mining's legacy capabilities, including 7nm ASIC design, data center operations, and mining machine manufacturing, are being repurposed to optimize treasury efficiency and support its strategic shift toward sustainable value creation.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

As a supplement to operating loss and net loss, we use the non-GAAP financial measures of non-GAAP adjusted operating loss and non-GAAP adjusted net loss, which are U.S. GAAP operating loss and net loss as adjusted to exclude the impact of share-based compensation expenses, gain from short-term investments, and changes in fair value of derivative instruments. All adjustments are non-cash and we believe they are not reflective of our general business performance. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measures should not be considered in addition to or as a substitute for or superior to U.S. GAAP operating loss or net loss. In addition, our definition of non-GAAP adjusted operating loss and non-GAAP adjusted net loss may be different from the definition of such terms used by other companies, and therefore comparability may be limited.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com

BIT Mining Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars ("US$"), except for number of shares)
(Unaudited)

	December 31, 2024	June 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	1,810	1,225
Accounts receivable	1,845	1,447
Prepayments and other current assets	5,911	4,952
Cryptocurrency assets	9,581	3,605
Total current assets	19,147	11,229

Non-current assets:
Property and equipment, net	19,896	17,518
Intangible assets, net	11,084	8,882
Deposits	2,462	2,465
Long-term investments	3,557	3,428
Right-of-use assets	2,627	1,786
Long-term prepayments and other non-current assets	27,562	23,780
Total non-current assets	67,188	57,859

TOTAL ASSETS	86,335	69,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	25	25
Accrued payroll and welfare payable	306	286
Accrued expenses and other current liabilities	9,349	9,485
Operating lease liabilities – current	1,485	1,462
Income tax payable	71	81
Total current liabilities	11,236	11,339

Non-current liabilities:
Operating lease liabilities - non-current	1,063	345
Other non-current liabilities	7,256	3,593
Total non-current liabilities	8,319	3,938

TOTAL LIABILITIES	19,555	15,277

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share; 1,599,935,000 and 8,399,935,000 shares authorized as of December 31, 2024 and June 30, 2025, respectively; 1,595,399,890 and 1,634,044,290 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	78	80
Class A preference shares, par value US$0.00005 per share; 65,000 shares authorized as of December 31, 2024 and June 30, 2025; 65,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025	-	-
Class B ordinary shares, par value US$0.00005 per share; 400,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 99 shares issued and outstanding as of December 31, 2024 and June 30, 2025	-	-
Additional paid-in capital	640,724	641,573
Treasury shares	(21,604)	(21,604)
Accumulated deficit and statutory reserve	(557,913)	(571,812)
Accumulated other comprehensive loss	(4,392)	(4,402)
Total BIT Mining Limited shareholders’ equity	56,893	43,835
Non-controlling interests	9,887	9,976
Total shareholders' equity	66,780	53,811

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	86,335	69,088

BIT Mining Limited
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Amounts in thousands of U.S. dollars (“US$”),
 except for number of shares, per share (or ADS) data)
(Unaudited)

	Six Months Ended
	June 30, 2024	June 30, 2025
Revenues	19,359	11,013

Operating costs and expenses:
Cost of revenue	(14,984)	(16,319)
Sales and marketing expenses	(22)	(32)
General and administrative expenses	(6,721)	(8,194)
Service development expenses	(69)	-
Total operating costs and expenses	(21,796)	(24,545)
Other operating income	7	3,144
Other operating expenses	(53)	(1,227)
Changes in fair value of cryptocurrency assets	1,974	(2,294)
Changes in fair value of payables settled by cryptocurrency assets	-	6
Operating loss from continuing operations	(509)	(13,903)
Other income (expense), net	138	(48)
Interest income	1	71
Gain from equity method investments	133	-
Gain from short-term investments	155	-
Changes in fair value of derivative instruments	103	70
Income (Loss) before income tax from continuing operations	21	(13,810)
Income tax benefits	-	-
Net income (loss) from continuing operations	21	(13,810)
Income from discontinued operations, net of applicable income taxes	240	-
Gain on disposal of discontinued operations, net of applicable income taxes	18,687	-
Net income from discontinued operations, net of applicable income taxes	18,927	-
Net income (loss)	18,948	(13,810)
Less: Net income attributable to the non-controlling interests	-	89
Net income (loss) attributable to BIT Mining Limited	18,948	(13,899)
Other comprehensive income (loss):
Foreign currency translation loss	(115)	(10)
Other comprehensive loss, net of tax	(115)	(10)
Comprehensive income (loss)	18,833	(13,820)
Less: Comprehensive income attributable to non-controlling interests	-	89
Comprehensive income (loss) attributable to BIT Mining Limited	18,833	(13,909)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,119,383,655	1,601,626,031
Diluted	1,119,383,655	1,601,626,031

Earnings (losses) per share attributable to BIT Mining Limited-Basic and Diluted
Net income (loss) from continuing operations	0.00	(0.01)
Net income from discontinued operations	0.02	0.00
Net income (loss)	0.02	(0.01)

Earnings (losses) per ADS* attributable to BIT Mining Limited-Basic and Diluted
Net income (loss) from continuing operations	0.00	(0.87)
Net income from discontinued operations	1.69	0.00
Net income (loss)	1.69	(0.87)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents 100 Class A ordinary shares of the Company.

BIT Mining Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of U.S. dollars (“US$”),
except for number of shares, per share (or ADS) data)
(Unaudited)

	Six Months Ended
	June 30, 2024	June 30, 2025
Operating loss from continuing operations	(509)	(13,903)
Adjustment for share-based compensation expenses	995	851
Non-GAAP adjusted operating income (loss) from continuing operations	486	(13,052)

Net income (loss) attributable to BIT Mining Limited	18,948	(13,899)
Net income attributable to BIT Mining Limited from discontinued operations	18,927	-
Net income (loss) attributable to BIT Mining Limited from continuing operations	21	(13,899)
Adjustment for share-based compensation expenses	995	851
Adjustment for changes in fair value of derivative instruments	(103)	(70)
Adjustment for gain from short-term investments	(155)	-
Non-GAAP adjusted net income (loss) attributable to BIT Mining Limited from continuing operations	758	(13,118)
Net income from discontinued operations, net of applicable income taxes	18,927	-
Non-GAAP adjusted net income attributable to BIT Mining Limited from discontinued operations	18,927	-
Non-GAAP adjusted net income (loss) attributable to BIT Mining Limited	19,685	(13,118)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	1,119,383,655	1,601,626,031
Diluted	1,119,383,655	1,601,626,031

Earnings (losses) per share attributable to BIT Mining Limited-Basic and Diluted (non-GAAP)
Non-GAAP adjusted net income (loss) from continuing operations	0.00	(0.01)
Non-GAAP adjusted net income from discontinued operations	0.02	0.00
Non-GAAP adjusted net income (loss)	0.02	(0.01)
Earnings (losses) per ADS* attributable to BIT Mining Limited-Basic and Diluted (non-GAAP)
Non-GAAP adjusted net income (loss) from continuing operations	0.07	(0.82)
Non-GAAP adjusted net income from discontinued operations	1.69	0.00
Non-GAAP adjusted net income (loss)	1.76	(0.82)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents 100 Class A ordinary shares of the Company.